EXHIBIT (a) (8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 4, 2002, and the related Letter of Transmittal and any amendments thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Stake Acquisition Corp. by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice Of Offer To Purchase For Cash
All Issued And Outstanding Shares of
Common Stock

of

Opta Food Ingredients, Inc.

at

$2.50 Net Per Share In Cash

by

Stake Acquisition Corp.

a wholly owned subsidiary of

Stake Technology Ltd.

Stake Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Stake Technology Ltd., a corporation organized under the laws of Canada (“Parent”), is offering to purchase all issued and outstanding shares of Common Stock, par value $0.01 per share (the “Shares”) of Opta Food Ingredients, Inc., a Delaware corporation (the “Company”), at a purchase price of $2.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have shares registered in their name and who tender directly will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 3, 2002, UNLESS THE OFFER IS EXTENDED.

The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders and unanimously recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of shares which represents at least a majority of the total number of shares outstanding on a fully diluted basis on the date the shares are accepted for payment. The Offer also is subject to the other conditions set forth in the Offer to Purchase. See the Introduction and Sections 1, 14 and 15 of the Offer. As used herein, “fully diluted basis” takes into account the exercise of all outstanding options that are, or will become, vested and exercisable with an exercise price of less than $2.50.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 25, 2002, by and between the Company, Parent and Purchaser (the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. On the effective date of the Merger, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and Shares, if any, held by stockholders who perfect their appraisal rights under Delaware law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive an amount equal to $2.50 per share in cash without interest thereon.

As an inducement and condition to Parent’s and Purchaser’s entering into the Merger Agreement, certain stockholders of the Company, who beneficially own 1,580,474 Shares in the aggregate, have entered into a Stockholders’ Agreement, dated as of October 25, 2002 (the “Stockholders’ Agreement”), with Purchaser and Parent. Pursuant to the Stockholders’ Agreement, each stockholder has, among other things, agreed to validly tender, pursuant to the Offer, all Shares owned by them, being approximately 14.5% of the outstanding Shares, as well as any shares acquired by them after the date of the Stockholders’ Agreement, and not thereafter withdraw such tender. Such stockholders agreed to grant to Parent a proxy with respect to voting of such Shares. The Stockholders’ Agreement is further described in Section 11 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Mellon Investor Services LLC, as depositary (the “Depositary”), of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect thereto), (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. The per share consideration paid to any holder of Shares pursuant to the Offer will be the highest per share consideration paid to any other holder of such Shares pursuant to the Offer.

Under no circumstances will interest on the purchase price for shares be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

Subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the existence of any of the conditions specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in the Offer to Purchase).

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from the name of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an “Eligible Institution”) except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in this paragraph. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase.

The Company has provided Purchaser with the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s adjusted tax basis in the Shares exchanged therefore. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gains is 20%, and the deductibility of capital losses is subject to limitations. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5 of the Offer to Purchase.

The Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, subject to (a) the terms of the Merger Agreement, which contain certain conditions that may not be waived and modification that may not be made without the consent of the Company, and (b) the rules and regulations of the Commission.

The information required to be disclosed by Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its telephone number listed below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser’s expense. Neither Purchaser nor Parent will pay any fees or commissions (other than to the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MELLON INVESTOR SERVICES LLC

44 Wall Street, 7th Floor
New York, New York 10005

or

Call Toll-Free 1 (888) 566-9471

November 4, 2002